 Exhibit 99.1

SNDL Enters into a Purchase Agreement to Acquire Four Dutch Love Locations

CALGARY, AB, March 28, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") is pleased to announce that it has entered into an agreement (the "Agreement") with Lightbox Enterprises Ltd. ("Lightbox") to acquire four cannabis retail stores operating under the Dutch Love Cannabis banner ("Dutch Love"). Under the Agreement, SNDL will acquire from Lightbox the rights to four Dutch Love stores and the rights to use certain Dutch Love related intellectual property for a total consideration of $7.8 million.

As part of the Agreement, SNDL will acquire the rights to three Dutch Love stores in British Columbia and one store in Ontario. The combined assets generated annual revenue of $11.5 million in 2022, with an average gross margin of 36.5%. The completion of the acquisition is expected to further solidify SNDL's position as a multi-banner cannabis retail operator by enhancing the Company's market share and its exposure to a broader consumer base in two key markets.

"We are excited by this opportunity to expand SNDL's retail network," said Zach George, Chief Executive Officer of SNDL. "We believe we have chosen the top performing Dutch Love stores located on some of the best real estate available. This acquisition creates a new opportunity to work with Canada's top licensed producers to deliver high-quality cannabis and experiences to the Dutch Love target shopper."

Transaction Details

The Transaction is expected to be completed in the context of Lightbox's proceedings under the Companies' Creditors Arrangement Act from the Supreme Court of British Columbia (the "Court"). On December 2, 2022, the Court granted an order that approved a sale and investment solicitation process ("SISP") in respect of the assets, undertakings and properties of Lightbox, and the Agreement is the result of the SISP process.

Consideration for the transaction will consist of:

  Cash in the amount of $1.5 million payable to Lightbox
  The cancellation of the $3.0 million debt owed by Lightbox to SNDL
  $3.3 million payable in common shares of SNDL (the "Purchase Shares") at a price per share based on the 10-day VWAP of the SNDL shares on the Closing Date to be issued to Lightbox

The closing of the transaction is subject to customary closing conditions, including regulatory approvals. The transaction is anticipated to close by the end of May 2023 (the "Closing Date"), concurrently with the previously announced proposed restructuring of Nova Cannabis Inc. (TSX: NOVC) ("Nova") and SNDL (the "Nova Restructuring"). The addition of the four Dutch Love stores to be included in Nova Restructuring is expected to bring Nova's total store count to 123.

Advisors

McCarthy Tétrault LLP is acting as legal counsel to SNDL. McMillan LLP is acting as counsel to Lightbox.  Ernst & Young Inc. is acting as the monitor to Lightbox and was represented by Fasken Martineau DuMoulin LLP.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.  For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the anticipated closing of the transaction, SNDL's intentions with respect to the Dutch Love brand and integration with SNDL, the transaction economics, compliance with all applicable provincial regulations, operational goals, demand for the Company's products, the development of the legal cannabis market, performance of the Company's investments and the maintenance of production levels, including during the COVID-19 pandemic. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on April 28, 2022, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Director, Investor Relations and Communications, SNDL Inc., Telephone: 1.587.327.2017, Email: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 28-MAR-23